SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Alto Neuroscience, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02157Q109
(CUSIP Number)

February 6, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02157Q109	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 02157Q109	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 02157Q109	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Biotech Private Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 667,778
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 667,778
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 02157Q109	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Differentiated Ventures Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 667,778
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 667,778
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 02157Q109	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON 72 Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 667,778
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 667,778
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 02157Q109	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,778
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,778
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 02157Q109	13G	Page 8 of 10 Pages

Item 1(a).	Name of Issuer.
Alto Neuroscience, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices.
369 South San Antonio Road, Los Altos, CA 94022.

Item 2(a).	Name of Person Filing.
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of the Issuer held by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to shares of Common Stock held by an investment fund managed by Point72 Asset Management; (iii) Point72 Biotech Private Investments, LLC (“Point72 Biotech”) with respect to shares of Common Stock of which it is the holder; (iv) Differentiated Ventures Investments, LLC (“Differentiated Ventures”), the managing member of Point72 Biotech, with respect to the shares of Common Stock held by Point72 Biotech; (v) 72 Investment Holdings, LLC (“72 Investment Holdings”), the sole member of Differentiated Ventures, with respect to the shares of Common Stock held by Point72 Biotech, and (vi) Steven A. Cohen (“Mr. Cohen”) with respect to shares of Common Stock beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

Item 2(c).	Place of Organization.
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings are Delaware limited liability companies. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number.
02157Q109

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

CUSIP No. 02157Q109	13G	Page 9 of 10 Pages

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on February 6, 2024.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to securities held by an investment fund it manages. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc.

Differentiated Ventures is the managing member of Point72 Biotech and may be deemed to share beneficial ownership over the shares of Common Stock held by Point72 Biotech. 72 Investment Holdings is the sole member of Differentiated Ventures and may be deemed to share beneficial ownership of the shares of Common Stock of which Differentiated Ventures may be deemed the beneficial owner.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

The percentages set forth herein are based on 26,780,360 shares of Common Stock outstanding as of the completion of the Issuer's underwritten public offering that closed on February 6, 2024, as disclosed in the Issuer's prospectus supplement filed on Form 424B4 with the Securities and Exchange Commission on February 5, 2024, and giving effect to the full exercise of the underwriter's option to purchase additional shares of Common Stock in the offering, as publicly disclosed on the Issuer’s Investor Services webpage.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
See Item 2(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02157Q109	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024
POINT72 ASSET MANAGEMENT, L.P.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 BIOTECH PRIVATE INVESTMENTS, LLC

	By:	/s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

DIFFERENTIATED VENTURES INVESTMENTS, LLC

	By:	/s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

72 INVESTMENT HOLDINGS, LLC

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person